UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GSI GROUP CORPORATION

(Issuer)

GSI GROUP INC.

EXCEL TECHNOLOGY, INC.

CAMBRIDGE TECHNOLOGY, INC.

CONTINUUM ELECTRO-OPTICS, INC.

CONTROL LASER CORPORATION

THE OPTICAL CORPORATION

PHOTO RESEARCH, INC.

QUANTRONIX CORPORATION

SYNRAD, INC.

MICROE SYSTEMS CORP.

MES INTERNATIONAL INC.

(Guarantors)

(Names of Applicants)

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
12.25% Senior Secured PIK Election Notes due 2014	$104,100,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Sergio Edelstein

President and Chief Executive Officer

Excel Technology Corporation

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name and address of Agent for Service)

With copies to:

Robert D. Sanchez, Esq.

Wilson Sonsini Goodrich & Rosati LLP

1301 Avenue of the Americas, 40th Floor

New York, New York 10019

and

William R. Baldiga, Esq.

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02111

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	Form of organization.

Applicant	Form of Organization	Jurisdiction of Organization
GSI Group Corporation (the “Company”)	Corporation	Michigan
GSI Group Inc.	Corporation	New Brunswick, Canada
Excel Technology, Inc.	Corporation	Delaware
Cambridge Technology, Inc.	Corporation	Massachusetts
Continuum Electro-Optics, Inc.	Corporation	Delaware
Control Laser Corporation	Corporation	Florida
The Optical Corporation	Corporation	California
Photo Research, Inc.	Corporation	Delaware
Quantronix Corporation	Corporation	Delaware
Synrad, Inc.	Corporation	Washington
MicroE Systems Corp.	Corporation	Delaware
MES International Inc.	Corporation	Delaware

Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”. The Company and the Guarantors shall be referred to herein collectively as the “Applicants”.

(b)	State or other sovereign power under the laws of which organized.

See the information provided in response to Item 1(a).

2.	Securities Act Exemption Applicable

The Company will issue, pursuant to the terms and conditions of the Joint Chapter 11 Plan of Reorganization for MES International Inc., GSI Group Inc. and GSI Group Corporation (the “Debtors”), dated November 20, 2009 (as amended or supplemented, the “Plan”) (Case No. 09-14109-PJW), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), $104,100,000 aggregate principal amount of 12.25% Senior Secured PIK Election Notes due 2014 (the “Notes”) under the indenture to be qualified by this Application for Qualification, the form of which is filed as Exhibit T3C (the “Indenture”), on a pro rata basis to each holder of an allowed Class 5 Note Claim (as defined in the Plan), on the date upon which the Plan becomes effective (the “Effective Date”). Pursuant to the terms of the Plan, the Company shall change its name to “Excel Technology Corporation,” which will be the name of the Company at the time the Notes are issued. Additional information regarding the Debtors and the Plan is set forth in that certain Disclosure Statement relating to the Plan, dated November 20, 2009, of the Debtors.

The Company is relying upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 under the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The applicants believe that the issuance of the Notes to the holders of allowed Class 5 Notes Claims (as defined in the Plan) will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates

The following is a list of affiliates of the Applicants as of the date hereof and upon consummation of the Plan.

Affiliate	Jurisdiction of Formation	Owner	Percentage of Voting Securities or Other Bases of Control of Owner
GSI Group Inc.[1]	Canada	Public shareholders	100.0%
GSI Group Corporation[2]	Michigan	GSI Group Inc.	100.0%
Excel Technology Japan Kabusiki Kaisha	Japan	GSI Group Inc.	100.0%
GSI Group Singapore Pte. Ltd.	Singapore	GSI Group Inc.	100.0%
GSI Limited Holdings Corporation	Canada	GSI Group Inc.	100.0%
GSI Limited Holdings II Corporation	Canada	GSI Limited Holdings Corporation	100.0%
GSI Group Limited	United Kingdom	GSI Group Inc.	100.0%
GSI Group GmbH	Germany	GSI Group Inc.	100.0%
General Scanning Securities Corporation	Massachusetts	GSI Group Corporation	100.0%
GSI Lumonics Asia Pacific Ltd.	Hong Kong	GSI Group Corporation	100.0%
Excel Technology, Inc.	Delaware	GSI Group Corporation	100.0%
MicroE Systems Corp.	Delaware	GSI Group Corporation	100.0%
MES International Inc.	Delaware	MicroE Systems Corp.	100.0%
GSI Group Precision Technologies (Suzhou) Co., Ltd.	China	GSI Group Limited	100.0%
GSI Lumonics SARL	France	GSI Group Limited	100.0%
Westwind Air Bearings Limited	United Kingdom	GSI Group Limited	100.0%
Cambridge Technology, Inc.	Massachusetts	Excel Technology, Inc.	100.0%
The Optical Corporation	California	Excel Technology, Inc.	100.0%
Control Laser Corporation (d/b/a Baublys Control Laser)	Florida	Excel Technology, Inc.	100.0%
Continuum Electro-Optics, Inc.	Delaware	Excel Technology, Inc.	100.0%
Synrad, Inc.	Washington	Excel Technology, Inc.	100.0%
Photo Research, Inc.	Delaware	Excel Technology, Inc.	100.0%
Quantronix Corporation	Delaware	Excel Technology, Inc.	100.0%
Excel Technology Asia Sdn. Bhd.	Malaysia	Excel Technology, Inc.	100.0%
Excel Technology Europe GmbH	Germany	Excel Technology, Inc.	100.0%
Excel Technology Lanka (Private) Ltd.	Sri Lanka	Excel Technology, Inc.	100.0%
D Green (Electronics) Ltd.	United Kingdom	Excel Technology, Inc.	100.0%
Excel Technology Japan Holding Co., Ltd.	Japan	Excel Technology, Inc.	100.0%
Excel Technology Japan K.K.	Japan	Excel Technology Japan Holding Co., Ltd.	100.0%
Excel Technology Italy Srl	Italy	Excel Technology Europe GmbH	100.0%
Baublys Control Laser GmbH	Germany	Excel Technology Europe GmbH	100.0%
Excel Technology France S.A.S.	France	Excel Technology Europe GmbH	100.0%
Excel Laser Technology Private Limited	India	Excel Technology, Inc.	50.0%

Certain directors and executive officers of the Applicants listed in Item 4 below may also be deemed affiliates of the Applicants by virtue of their respective positions with the Applicants. Certain persons listed in Item 5 may be deemed to be affiliates of the Applicants by virtue of their current and/or anticipated holdings of voting securities of the Applicants.

[1]	Pursuant to the Plan, the name of GSI Group Inc. will change to “Excel Technology Inc.” as of the Effective Date.
[2]	Pursuant to the Plan, the name of GSI Group Corporation will change to “Excel Technology Corporation” as of the Effective Date.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following tables list the names and offices held by all directors and executive officers of the Applicants as of the date hereof and as of the Effective Date of the Plan.

(a)	The Company

Pursuant to the Company’s Articles of Incorporation and Bylaws, the Company does not have a board of directors. Rather, the usual powers, authorities and obligations ordinarily delegated to a board of directors have been assumed by the Company’s sole shareholder, GSI Group Inc. The executive officers of the Company listed below are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	President and Chief Executive Officer
Anthony J. Bellantuoni	Vice President and Secretary

(b)	The Guarantors

The directors and officers of GSI Group Inc. are the individuals included in the following table. The executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. On the Effective Date, the board of directors of GSI Group Inc. shall be set at seven members (including the Chief Executive Officer of GSI Group Inc. and five members selected by the holders of the Notes). The identities of the members of the board of directors of GSI Group Inc. shall be disclosed prior to the conclusion of the hearing to confirm the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Richard B. Black	Chairman of the Board of Directors
Sergio Edelstein, Ph.D	President and Chief Executive Officer, Director
Garrett A. Garrettson, Ph.D.	Director
Phillip A. Griffiths, Ph.D.	Director
Marina Hatsopoulos	Director
Byron O. Pond	Director
Benjamin J. Virgilio	Director
Anthony J. Bellantuoni	Vice President of Human Resources
Philippe Brak	President and General Manager
Stephen Webb	Managing Director

The director and officers of Excel Technology, Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, President and Chief Executive Officer
Anthony J. Bellantuoni	Secretary

The directors and officers of Cambridge Technology, Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Redmond P. Aylward	Director, President, Treasurer and Secretary
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary

The directors and officers of Continuum Electro-Optics, Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Laurence Cramer	President
Kurt Fredrickson	Vice President - Marketing
Frank Romero	Controller

The directors and officers of Control Laser Corporation are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Greg Anderson	President
Carmela Dimaio	Treasurer/Controller

The directors and officers of The Optical Corporation are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Francis Dominic	President
Gary Keene	Vice President - Operations

The directors and officers of Photo Research, Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Francis Dominic	President
Gary Keene	Vice President - Operations

The directors and officers of Quantronix Corporation are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Scott Benenati	Vice President
Carmela Dimaio	Treasurer/Controller

The directors and officers of Synrad, Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, President and Assistant Secretary
Anthony J. Bellantuoni	Director, Assistant Secretary
Richard B. Black	Director

The directors and officers of MicroE Systems Corp. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, President
Anthony J. Bellantuoni	Director, Vice President and Secretary

The directors and officers of MES International Inc. are the individuals included in the following table. The director and executive officers are expected to continue in office, in accordance with the Plan, immediately following the Effective Date of the Plan. The mailing address of each executive officer is: c/o GSI Group Corporation, 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Name	Office
Sergio Edelstein, Ph.D	Director, President
Anthony J. Bellantuoni	Director, Vice President and Secretary

5.	Principal Owners of Voting Securities

The following tables set forth, as of the date hereof and as of the Effective Date of the Plan, certain information regarding each person known by the Applicants to beneficially own ten percent or more of the respective voting securities of the Applicants.

(a)	The Company (as of date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GSI Group Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Shares, no par value	1,000,000 shares	100%

(b)	The Guarantors:

(1)	GSI Group Inc.

As of December 3, 20093:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Stephen W. Bershad c/o Christopher J. Hewitt, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114	Common Shares, no par value	6,251,806 shares	13.1%

As of the Effective Date of the Plan and pursuant to the terms and conditions therein, GSI Group Inc. shall issue (i) new common shares to holders of note claims in Class 5 (as defined in the Plan), which total amount in the aggregate shall be equal to 81.4% of the outstanding capital stock of GSI Group Inc. and (ii) new common shares to holders of equity interests of GSI Group Inc. in Class 6A (as defined in the Plan), which total amount in the aggregate shall be equal to 18.6% of the outstanding capital stock of GSI Group Inc.

(2)	Excel Technology, Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GSI Group Corporation 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.001 par value per share	1,000 shares	100%

[3]	Information obtained from Schedule 13D filed by Mr. Bershad with the SEC on December 3, 2009.

(3) Cambridge Technology, Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, no par value	1 share	100%

(4) Continuum Electro-Optics, Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.001 par value per share	10 shares	100%

(5) Control Laser Corporation (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.01 par value per share	1 share	100%

(6) The Optical Corporation (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, no par value	1 share	100%

(7) Photo Research, Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, no par value	1 share	100%

(8) Quantronix Corporation (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.01 par value per share	1 share	100%

(9) Synrad, Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Excel Technology, Inc. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, no par value	1 share	100%

(10) MicroE Systems Corp. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GSI Group Corporation 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.01 par value per share	100 shares	100%

(11) MES International Inc. (as of the date hereof and as of the Effective Date of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
MicroE Systems Corp. 125 Middlesex Turnpike Bedford, Massachusetts 01730	Common Stock, $.001 par value per share	10,000 shares	100%

UNDERWRITERS

6.	Underwriters

(a) The name and complete mailing address of each person who, within three years to the date of filing this application, acted as an underwriter of any securities of the Applicants which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Name	Address
None

(b) There is no proposed principal underwriter for the Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.	Capitalization

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants to be outstanding as of the Effective Date of the Plan. Each of the Applicants (other than the Company) is a guarantor of the Notes.

(i) The Company:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	6,000,000 shares	1,000,000 shares
12.25% Senior Secured PIK Election Notes due 2014	$104,100,000*	$104,100,000
*	Plus accrued and unpaid interest

(ii) The Guarantors:

Title of Class	Amount Authorized	Amount Outstanding

GSI Group Inc.
Common shares	Unlimited	N/A**
Warrants***	N/A	N/A

Excel Technology, Inc.
Common stock	20,000,000 shares	1,000 shares
Preferred stock	2,000,000 shares	0 shares

Cambridge Technology, Inc.
Common stock	100,000 shares	1 share

Continuum Electro-Optics, Inc.
Common stock	1,500 shares	10 shares

Control Laser Corporation
Common stock	2,000,000 shares	1 share

The Optical Corporation
Common stock	1,000,000 shares	1 share

Photo Research, Inc.
Common stock	100 shares	1 share

Quantronix Corporation
Common stock	3,000,000 shares	1 share
Preferred stock	500,000 shares	0 shares

Synrad, Inc.
Common stock	200 shares	1 share

MicroE Systems Corp.
Common stock	100 shares	100 shares

MES International Inc.
Common stock	10,000 shares	10,000 shares

**	Upon consummation of the Plan, common shares shall be issued in accordance with the terms and conditions of the Plan to holders of note claims in Class 5 (as defined in the Plan) and holders of equity interests of GSI Group Inc. in Class 6A (as defined in the Plan).
***	Upon consummation of the Plan, warrants shall be issued in accordance with the terms and conditions of the Plan to holders of equity interests of GSI Group Inc. in Class 6A (as defined in the Plan).

(b) According to the Articles of Incorporation of the Company, as amended, the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the Company’s common stock, no par value, are as provided under Michigan law. Each holder of common shares or common stock of each Guarantor is entitled to one vote for each such security held on all matters submitted to a vote of securityholders. The warrants of GSI Group Inc. do not entitle the prospective holders thereof to any voting rights with respect to matters submitted to a vote of securityholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used but not defined in Section 8 have the meanings assigned to them in the Indenture.

(a)	Events of Default

Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest (whether in cash or in the form of PIK Notes or an increase in the principal amount of Notes as a result of a PIK Payment or otherwise) on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay to Holders the principal on or any other amount (other than interest) in respect of any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise, including pursuant to any offer to purchase in connection with an Asset Sale or Section 4.07 of the Indenture;

(3) failure by the Issuer to comply with Section 5.01 of the Indenture, or an offer to redeem or repurchase the Notes, if required, upon an Asset Sale or pursuant to Section 4.07 of the Indenture;

(4) failure by Parent or the Issuer to comply with any other agreement or covenant in this Indenture or Security Documents and continuance of this failure for 45 days (other than Section 4.02 of the Indenture, which shall be 60 days) after notice of the failure has been given to the Issuer by the Trustee, by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding or by the beneficial owners of at least 25% of the aggregate principal amount of the Notes then outstanding; provided, however, that notice from the beneficial owners pursuant to Section 6.01(4) of the Indenture shall be deemed proper only if, and as of such date, the Issuer has received such information and certifications (including from the Holder of the Note or any Agent Member) reasonably necessary to determine that the person(s) providing such notice are beneficial owners of such Notes (for purposes of Section 6.01(4) of the Indenture, the term “beneficial owner” has the meaning given such term in Rules 13d-3 and 13d-5 under the Exchange Act); or

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Parent or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Initial Issue Date, which default:

(a) is caused by a failure to pay at final maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof, or

(b) that has resulted in the acceleration of such Indebtedness prior to its express final maturity, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a) or (b) has occurred and is continuing, aggregates $10.0 million or more;

(6) one or more judgments or orders that exceed $10.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Parent or any Restricted Subsidiary and such judgment or judgments have not been satisfied, discharged, bonded (by providing insurance, letters of credit or other financial assurance), stayed or stayed pending appeal, annulled or rescinded within 60 days of being entered;

(7) the Issuer, the Parent or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer, the Parent or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a Custodian of the Issuer, the Parent or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Parent or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer, the Parent or any Significant Subsidiary,

and the order or decree remains unstayed and in effect for 60 days;

(9) any Note Guarantee of any Significant Subsidiary or the Parent ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of this Indenture and the Note Guarantee); or

(10)

(a) the repudiation or disaffirmation by the Issuer or any Guarantor of its obligations under any of the Security Documents;

(b) the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against the Issuer or any Guarantor for any reason with respect to any material portion of the Collateral; or

(c) any Security Document shall cease to be in full force and effect (other than in accordance with the terms of the applicable Security Document and the Indenture), or cease to be effective to grant the Collateral Agent a perfected Lien on the Collateral to the extent required thereby and with the priority purported to be created thereby, in each case under this clause (10)(c), with respect to any material portion of the Collateral.

If any Event of Default (other than of a type specified in clauses (7) or (8) above) shall have occurred and be continuing, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in the aggregate principal amount of the then outstanding Notes, by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest shall be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on such acceleration, the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind and annul such acceleration of the Notes if certain conditions set forth in Section 6.02 of the Indenture are met. In the case of an Event of Default arising under clauses (7) or (8) above, all outstanding Notes will become due and payable immediately without further action or notice.

Subject to certain provisions of the Indenture, the Holders of a majority in aggregate principal amount of the then outstanding Notes may waive any existing Default or compliance with any provision of the Indenture or the Notes, other than (a) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest or additional interest on, any Note, (b) a Default or Event of Default described in clause (7) or (8) above, or (c) any Default or Event of Default in respect of any provision of this Indenture or the Notes which, under Section 8.02 of the Indenture, cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes, the Indenture or the Security Documents and may take any necessary action requested of it as Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative. Any costs associated with actions taken by the Trustee under Section 6.03 of the Indenture shall be reimbursed to the Trustee by the Issuer.

The Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by the Indenture or any Security Document. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or any Security Document or that the Trustee determines may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Responsible Officer, determine that the proceedings so directed may result in costs and expenses of the Trustee for which it has no source of payment or recovery or involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Under the Indenture, the Trustee will, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with Section 5.01 of the Indenture, the Trustee shall be protected in withholding such notice if and so long as a committee of its responsible officers in good faith determines that the withholding of such notice is in the interests of the Holders.

(b)	Authentication and Delivery of Notes; Use of Proceeds

Two Officers shall sign, or one Officer shall sign and one Officer (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Issuer by manual or facsimile signature.

No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered under the Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered under the Indenture but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 2.12 of the Indenture, for all purposes of the Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of the Indenture.

The Notes will be issued to holders of Allowed Class 5 Note Claims pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

(c)	Release of Liens on Collateral

The Issuer’s obligations under the Indenture and the Notes, and each of the Guarantor’s obligations under the Indenture, will be secured by a first priority perfected security interest on all of the property and assets of each Grantor (as defined in the Security Agreement).

Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in connection with a sale of Collateral in accordance with the terms of Section 4.09 of the Indenture (i) upon the request of the Parent or the Issuer pursuant to an Officers’ Certificate certifying that all terms for release and conditions precedent hereunder and under the applicable Security Document have been met and specifying (A) the identity of the Collateral to be released and (B) the provision of the Indenture that authorizes such release or (ii) on the terms set forth in the Security Documents and pursuant to or in connection with a transaction permitted under this Indenture. To the extent any action on the part of the Trustee is required to effectuate any release of any Lien on any Collateral, the Trustee will release, and will give any necessary consent, waiver or instruction to the Collateral Agent, to release (at the sole cost and expense of the Issuer) (i) all Collateral that is contributed, sold, leased conveyed, transferred or otherwise disposed of, provided such contribution, sale, lease conveyance, transfer or other disposition is or will be in accordance with the provisions of the Indenture, including without limitation, Section 4.09 of the Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release; (ii) Collateral which may be released with the consent of Holders pursuant to Article 8 of the Indenture, (iii) all Collateral (except as provided in Article 9 of the Indenture) upon discharge or defeasance of this Indenture in accordance with Article 9 of the Indenture; (iv) all Collateral upon the payment in full of all obligations of the Issuer with respect to principal or interest on the Notes and any and all Obligations outstanding, due and payable under this Indenture at the time the Notes are prepaid in full; and (v) Collateral of a Guarantor whose Guarantee is released pursuant to Section 10.04 of the Indenture. Upon receipt of such Officers’ Certificate, an Opinion of Counsel and any other opinions or certificates required by the Indenture and the TIA, the Trustee will execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted or required to be released pursuant to the Indenture and the Security Documents.

The Trustee may release Collateral from the Lien and security interest created by the Indenture and the Security Documents upon the sale or disposition of Collateral in accordance with the provisions of the Indenture, including without limitation, Section 4.09 of the Indenture or the subjecting of any Collateral to the Lien securing Indebtedness pursuant to the Trustee’s powers, rights and duties with respect to remedies provided under any of the Security Documents.

The release of any Collateral from the terms of the Indenture and the Security Documents will not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the terms thereof. To the extent applicable, the Parent or the Issuer will cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Security Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

No collateral will be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless there shall have been delivered to the Trustee the certificates required by the Section 10.08 of the Indenture.

(d)	Satisfaction and Discharge of the Indenture and Security Documents

The Issuer may terminate its obligations and the obligations of the Issuer and the Guarantors under the Notes, the Security Documents, the Note Guarantees and the Indenture, except the obligations referred to in the last paragraph of this subsection (d) below, if the Parent or the Issuer has paid or caused to be paid all sums payable by it under this Indenture, and

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Parent or the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation, or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise (i) have become due and payable, (ii) will become due and payable at the maturity date, within one year or (iii) have been or are to be called for redemption within one year pursuant to paragraph 7 of the Notes, and, in the case of (i), or (ii), or (iii), the Parent or the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation, or (b) the Parent or the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, if required by the Trustee, the Parent or the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with.

After such delivery, the Trustee shall acknowledge in writing the discharge of the Issuer’s, and the Guarantors’ obligations under the Notes, the Note Guarantees and this Indenture except for those surviving obligations specified below.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer in Sections 7.07, 9.07 and 9.08 of the Indenture will survive such satisfaction and discharge.

(e)	Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuer or the Parent are required to deliver to the Trustee, within 90 days after the end of each fiscal year ended December 31st, an Officers’ Certificate stating that a review of the activities of the Parent and its Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuer and the Guarantors have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Issuer and the Guarantors have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer and the Guarantors are taking or propose to take with respect thereto. So long as any of the Notes are outstanding, the Issuer is required to deliver to the Trustee, forthwith upon any Officer becoming aware of any Default, an Officers’ Certificate specifying such Default and what action the Issuer and the Guarantors are taking or propose to take with respect thereto.

9.	Other Obligors

Other than each of the Applicants, no other person is an obligor with respect to the Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 16, consecutively (including an attached Exhibit Index).

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indenture to be qualified.

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1*	Articles of Incorporation of GSI Group Corporation, in effect as of the date hereof.

Exhibit T3A.2	Certificate and Articles of Continuance of GSI Group Inc., in effect as of the date hereof, incorporated by reference to the Registration Statement on Form S-4/A (Amendment No. 2) of Lumonics Inc., filed February 11, 1999.

Exhibit T3A.3*	Restated Certificate of Incorporation of Excel Technology, Inc., in effect as of the date hereof.

Exhibit T3A.4*	Articles of Incorporation of Cambridge Technology, Inc., in effect as of the date hereof.

Exhibit T3A.5*	Certificate of Incorporation of Continuum Electro-Optics, Inc., in effect as of the date hereof.

Exhibit T3A.6*	Articles of Incorporation of Control Laser Corporation, in effect as of the date hereof.

Exhibit T3A.7*	Articles of Incorporation of The Optical Corporation, in effect as of the date hereof.

Exhibit T3A.8*	Certificate of Incorporation of Photo Research, Inc., in effect as of the date hereof.

Exhibit T3A.9*	Restated Certificate of Incorporation of Quantronix Corporation, in effect as of the date hereof.

Exhibit T3A.10*	Articles of Incorporation of Synrad, Inc., in effect as of the date hereof.

Exhibit T3A.11*	Certificate of Incorporation of MicroE Systems Corp., in effect as of the date hereof.

Exhibit T3A.12*	Certificate of Incorporation of MES International Inc., in effect as of the date hereof.

Exhibit T3B.1*	Bylaws of GSI Group Corporation, in effect as of the date hereof.

Exhibit T3B.2	By-Law No. 1 of GSI Group Inc., incorporated by reference to the Registration Statement on Form S-4/A (Amendment No. 2) of Lumonics Inc., filed February 11, 1999.

Exhibit T3B.3*	By-laws of Excel Technology, Inc., in effect as of the date hereof

Exhibit T3B.4*	By-laws of Cambridge Technology, Inc., in effect as of the date hereof.

Exhibit T3B.5*	By-laws of Continuum Electro-Optics, Inc., in effect as of the date hereof.

Exhibit T3B.6*	By-laws of Control Laser Corporation, in effect as of the date hereof.

Exhibit T3B.7*	By-laws of The Optical Corporation, in effect as of the date hereof.

Exhibit T3B.8*	By-laws of Photo Research, Inc., in effect as of the date hereof.

Exhibit T3B.9*	By-laws of Quantronix Corporation, in effect as of the date hereof.

Exhibit T3B.10*	By-laws of Synrad, Inc., in effect as of the date hereof.

Exhibit T3B.11*	Amended and Restated By-laws of MicroE Systems Corp., in effect as of the date hereof.

Exhibit T3B.12*	By-laws of MES International Inc., in effect as of the date hereof.

Exhibit T3C*	Form of Indenture among GSI Group Corporation (to be renamed Excel Technology Corporation), the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Disclosure Statement.

Exhibit T3E-2**	Ballots.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture to be qualified.
*	Filed herewith.
**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants listed below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 14th day of January 2010.

GSI GROUP CORPORATION

By:	/s/ Sergio Edelstein
Name: Title:	Sergio Edelstein President and Chief Executive Officer

GSI GROUP INC.

EXCEL TECHNOLOGY, INC.

CAMBRIDGE TECHNOLOGY, INC.

CONTINUUM ELECTRO-OPTICS, INC.

CONTROL LASER CORPORATION

THE OPTICAL CORPORATION

PHOTO RESEARCH, INC.

QUANTRONIX CORPORATION

SYNRAD, INC.

MICROE SYSTEMS CORP.

MES INTERNATIONAL INC.

By:	/s/ Sergio Edelstein
Name: Title:	Sergio Edelstein Director

ATTEST:	/s/ Danielle M. Bennett
Name: Title:	Danielle M. Bennett Witness

EXHIBIT INDEX

Exhibit T3A.1*	Articles of Incorporation of GSI Group Corporation, in effect as of the date hereof.

Exhibit T3A.2	Certificate and Articles of Continuance of GSI Group Inc., in effect as of the date hereof, incorporated by reference to the Registration Statement on Form S-4/A (Amendment No. 2) of Lumonics Inc., filed February 11, 1999.

Exhibit T3A.3*	Restated Certificate of Incorporation of Excel Technology, Inc., in effect as of the date hereof.

Exhibit T3A.4*	Articles of Incorporation of Cambridge Technology, Inc., in effect as of the date hereof.

Exhibit T3A.5*	Certificate of Incorporation of Continuum Electro-Optics, Inc., in effect as of the date hereof.

Exhibit T3A.6*	Articles of Incorporation of Control Laser Corporation, in effect as of the date hereof.

Exhibit T3A.7*	Articles of Incorporation of The Optical Corporation, in effect as of the date hereof.

Exhibit T3A.8*	Certificate of Incorporation of Photo Research, Inc., in effect as of the date hereof.

Exhibit T3A.9*	Restated Certificate of Incorporation of Quantronix Corporation, in effect as of the date hereof.

Exhibit T3A.10*	Articles of Incorporation of Synrad, Inc., in effect as of the date hereof.

Exhibit T3A.11*	Certificate of Incorporation of MicroE Systems Corp., in effect as of the date hereof.

Exhibit T3A.12*	Certificate of Incorporation of MES International Inc., in effect as of the date hereof.

Exhibit T3B.1*	Bylaws of GSI Group Corporation, in effect as of the date hereof.

Exhibit T3B.2	By-Law No. 1 of GSI Group Inc., incorporated by reference to the Registration Statement on Form S-4/A (Amendment No. 2) of Lumonics Inc., filed February 11, 1999.

Exhibit T3B.3*	By-laws of Excel Technology, Inc., in effect as of the date hereof

Exhibit T3B.4*	By-laws of Cambridge Technology, Inc., in effect as of the date hereof.

Exhibit T3B.5*	By-laws of Continuum Electro-Optics, Inc., in effect as of the date hereof.

Exhibit T3B.6*	By-laws of Control Laser Corporation, in effect as of the date hereof.

Exhibit T3B.7*	By-laws of The Optical Corporation, in effect as of the date hereof.

Exhibit T3B.8*	By-laws of Photo Research, Inc., in effect as of the date hereof.

Exhibit T3B.9*	By-laws of Quantronix Corporation, in effect as of the date hereof.

Exhibit T3B.10*	By-laws of Synrad, Inc., in effect as of the date hereof.

Exhibit T3B.11*	Amended and Restated By-laws of MicroE Systems Corp., in effect as of the date hereof.

Exhibit T3B.12*	By-laws of MES International Inc., in effect as of the date hereof.

Exhibit T3C*	Form of Indenture among GSI Group Corporation (to be renamed Excel Technology Corporation), the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Disclosure Statement.

Exhibit T3E-2**	Ballots.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture to be qualified.
*	Filed herewith.
**	To be filed by amendment.